Exhibit 99.2

Tandberg Data Holdings S.à r.l.

Consolidated Financial Statements

December 31, 2013 and 2012

Independent Auditor’s Report

To the Shareholders of

Tandberg Data Holdings S.à r.l. and its subsidiaries

Luxembourg, Grand Duchy of Luxembourg

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tandberg Data Holdings S.à r.l. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, consolidated statements of equity (deficit), consolidated statements of comprehensive loss and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America: this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States if America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tandberg Data Holdings S.à r.l. and their subsidiaries as of December 31, 2013 and 2012, and the results of their operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 10, the Company has entered into a definitive agreement to be acquired by Overland Storage, Inc. The acquisition was completed in January 2014. The Company’s ability to continue as a going concern is dependent upon continued future funding from the Company’s shareholders.

Our opinion is not modified with respect to these matters.

/s/ RSM Deutschland GmbH Wirtschaftsprüfungsgesellschaft

Berlin, Germany

May 14, 2014

Tandberg Data Holdings S.à r.l.

Consolidated Balance Sheets

(in thousands USD)

Assets	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$2,625	$2,841
Accounts receivable, net	10,128	10,827
Inventories	5,776	7,066
Other current assets	1,226	1,864

Total current assets	19,755	22,598

Non-current assets
Property, plant and equipment, net	3,102	3,518
Goodwill and trade name	2,220	2,220
Intangible assets, net	16,932	19,394
Deposits	339	162
Deferred tax assets		3
Total non-current assets	22,593	25,297

Total assets	$42,348	$47,895

See accompanying notes to consolidated financial statements

Tandberg Data Holdings S.à r.l.

Consolidated Balance Sheets (continued)

(in thousands USD)

Liabilities and Equity (Deficit)	December 31, 2013	December 31, 2012
Current liabilities
Debt to related party	$57,488	$43,139
Credit facility	1,290	1,285
Trade accounts payable	7,513	7,465
Accrued liabilities	6,481	5,580
Deferred tax liabilities		40

Total current liabilities	72,772	57,509

Non-current liabilities
Other long-term liabilities	1,399	3,471
Deferred tax liabilities	139	348
Total non-current liabilities	1,538	3,819

Total liabilities	74,310	61,328

Commitments and contingencies (Note 7)

Equity (deficit)
Subscribed capital	18	18
Accumulated deficit	(32,729)	(14,254)
Accumulated other comprehensive income	749	803

Total equity (deficit)	(31,962)	(13,433)

Total liabilities and equity (deficit)	$42,348	$47,895

See accompanying notes to consolidated financial statements

Tandberg Data Holdings S.à r.l.

Consolidated Statements of Operations

(in thousands USD)

	Year Ended December 31,
	2013	2012
Net revenue:
Product revenue	$55,997	$61,618
Service revenue	4,438	4,261
Royalty fees	1,075	1,735

Total net revenue	61,510	67,614

Cost of sales:
Cost of product revenue	41,830	44,765
Cost of service revenue	2,612	2,541
Cost of royalty fees	822	1,113

Total cost of sales	45,264	48,419

Gross profit	16,246	19,195

Operating expenses:
Sales and marketing	13,118	13,010
Research and development	3,476	3,294
General and administrative	13,181	10,417

Total operating expenses	29,775	26,721

Loss from operations	(13,529)	(7,526)

Interest expense, related party debt	(4,849)	(3,866)
Interest expense	(225)	(291)
Other (expense) income, net	(196)	255

Loss before income taxes	(18,799)	(11,428)

Income tax (benefit) expense	(324)	32

Net loss	$(18,475)	$(11,460)

See accompanying notes to consolidated financial statements

Tandberg Data Holdings S.à r.l.

Consolidated Statements of Comprehensive Loss

(in thousands USD)

	Year Ended December 31,
	2013	2012
Net loss	$(18,475)	$(11,460)
Other comprehensive loss:
Foreign currency translation	(54)	(158)

Comprehensive loss	$(18,529)	$(11,618)

See accompanying notes to consolidated financial statements

Tandberg Data Holdings S.à r.l.

Consolidated Statements of Equity (Deficit)

(in thousands USD)

	Subscribed Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Deficit
Balance as of January 1, 2012	$18	$(2,794)	$961	$(1,815)

Net loss		(11,460)		(11,460)
Foreign currency translation loss			(158)	(158)

Balance as of December 31, 2012	18	(14,254)	803	(13,433)

Net loss		(18,475)		(18,475)
Foreign currency translation loss			(54)	(54)

Balance as of December 31, 2013	$18	$(32,729)	$749	$(31,962)

See accompanying notes to consolidated financial statements

Tandberg Data Holdings S.à r.l.

Consolidated Statements of Cash Flows

(in thousands USD)

	Year Ended December 31,
	2013	2012
Operating activities:
Net loss	$(18,475)	$(11,460)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	3,123	3,082
Deferred tax benefit	(247)	—
Impairment on trade name	—	122
Accrued interest expense, related party	4,907	3,955
Provision for losses on accounts receivable	521	153
Changes in operating assets and liabilities:
Accounts receivable	178	2,448
Prepayments	34	190
Inventories	1,290	495
Accounts payable and accrued liabilities	48	1,409
Other assets and liabilities, net	205	666

Net cash provided by (used in) operating activities	(8,416)	1,060

Investing activities:
Purchase of fixed assets	(111)	(388)
Purchase of intangible assets	(36)	(296)

Net cash used in investing activities	(147)	(684)

Financing activities:
Proceeds from borrowings, related party	9,500	1,500
Proceeds from borrowings, net—credit facility	—	131
Repayment of RDX obligation	(1,063)	(1,168)

Net cash provided by financing activities	8,437	463

Effect of exchange rate changes on cash	(89)	(13)
Net increase (decrease) in cash and cash equivalents	(126)	839
Cash and cash equivalents, beginning of period	2,841	2,015

Cash and cash equivalents, end of period	$2,625	$2,841

Supplemental disclosure of cash flow information:
Cash paid for interest	$138	$160
Cash paid for income tax	$74	$234

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tandberg Data Holdings S.à r.l. and subsidiaries (collectively, “Tandberg”, “Tandberg Data” or the “Company”) was incorporated on August 14, 2009 as Société à Responsabilité Limitée (S.à r.l.) under the laws of the Republic of Luxembourg with wholly-owned subsidiaries in Germany, USA, Norway, Japan, China, Singapore, Hong Kong and France.

In 2009, Tandberg Data assumed the operating activities of Tandberg Data ASA and Tandberg Storage ASA (in liquidation), which went into bankruptcy in the same year. For this purpose, Cyrus Capital Partners, LP (“Cyrus”) established Tandberg Data in its current structure, which is owned by FBC Holdings S.à r.l. and Tandberg Data Management S.à r.l. Cyrus ultimately acted as the recipient of all transferred assets and shares from the bankruptcy estate. Prior to the establishment of the Company, Cyrus was the largest creditor and pledgee to the predecessor companies. Cyrus remains the Company’s largest shareholder and its primary creditor as more fully detailed in Note 4 of the consolidated financial statements.

Tandberg Data is a leading global supplier of data storage and data protection solutions for small and medium-sized businesses, remote offices, departments and workgroups. These solutions include an assortment of drives, systems, appliances and libraries based on disk, tape, removable disk and software for data storage, backup, archiving and disaster recovery. The Company’s wide range of storage solutions help organizations store and protect their data, increase productivity and improve business continuity.

Tandberg Data’s storage solutions range from disk-based solutions, such as the BizNAS™, RDX® QuikStor™, AccuVault™ Series and RDX QuikStation™, to automated tape solutions like the StorageLoader™ and StorageLibrary™ Series. Tandberg Data also offers tape drives, based on the LTO, DAT, and SLR™ tape technology platforms, and media. Tandberg Data solutions are supported by AccuGuard™, a robust, easy-to-use deduplication software. All solutions are maintained through a worldwide service and support network.

Tandberg Data products work with all major operating systems and software applications to successfully integrate and operate in heterogeneous storage environments. All solutions are designed to meet the growing storage requirements of organizations with scalability, reliability and backward compatibility features that ensure cost-effective operation and long-term investment protection.

Tandberg Data markets its solutions exclusively through a global channel of qualified resellers and distributors. This channel model is supported by original equipment manufacturer (OEM) agreements with major server manufacturers. Headquartered in Dortmund, Germany, Tandberg Data operates additional offices around the world, including a manufacturing and repair plant in China.

Principles of Consolidation

The consolidated financial statements include the accounts of Tandberg Data Holdings S.à r.l. (holding company; Luxembourg) and the wholly-owned subsidiaries, Tandberg Data S.A.S. (France), Tandberg Data GmbH (Germany), Tandberg Data Norge AS (Norway), Guangzhou Tandberg Electronic Components Co., Ltd. (China), Tandberg Data Corp. (USA), Tandberg Data (Asia) Pte Ltd. (Singapore), Tandberg Data (Japan) Inc., and Tandberg Data (Hong Kong) Limited. All intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and judgment affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent liabilities. The Company evaluates estimates, including those related to customer programs and incentives, product returns, allowance for doubtful accounts, inventories and inventory reserves, impairments of goodwill, intangibles and long-lived assets, income taxes, warranty obligations, contingencies and litigation. The Company bases estimates on historical experience and on other assumptions that management believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities when those values are not readily apparent from other sources. Actual results could materially differ from these estimates.

Revenue Recognition

Revenue is derived primarily from the sale of products and services. The following revenue recognition policies define the manner in which the Company accounts for sales transactions. The Company enters into agreements (purchase orders) and contracts to sell its products and services, and, while the majority of sales agreements contain standard terms and conditions, there are agreements that contain non-standard terms and conditions.

Generally, the Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured. Additionally, the Company recognizes hardware revenue on sales to channel partners, including resellers or distributors, at the time of sale when the channel partners have economic substance apart from the Company and it has completed its obligations related to the sale.

The Company records estimated reductions to revenue for customer programs and incentive offerings, including price protection, volume-based incentives, and expected returns. The Company is able to reasonably estimate such exposures and revenue from shipments to these customers is recognized upon delivery with the related estimates accrued at the time of recognition. Future market conditions and product transitions may require increases to customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, certain incentive programs require estimates which are based on historical experience and the specific terms and conditions as well as the number of expected customers who will actually redeem the incentive and actual results may differ from those estimates. Additionally, revenues are recognized on a gross basis as the Company is the primary obligor for all arrangements, maintains sole inventory risk, and discretion regarding pricing decisions.

Generally, title and risk of loss transfer to the customer when the product arrives at the customer’s location. Product sales to distribution customers are subject to certain rights of return, stock rotation privileges and price protection. The Company recognizes revenue from the sale of software bundled with hardware that is essential to the functionality of the hardware in accordance with current general revenue recognition accounting guidance.

For Accuguard™ products, the Company has determined that the software is more than an incidental component and recognizes revenue in accordance with current authoritative guidance for software revenue recognition. The Company recognizes revenue from software licenses at the inception of the license term, assuming all revenue recognition criteria have been met. Tandberg Data offers post contract customer support (“PCS”) accessible through the Company’s website. The Company recognizes all revenues associated with the PCS from software products together with the licensing fee as PCS is not substantive, are insignificant to the arrangements as a whole, and support provided is attributable to product maintenance and bug fixes.

The Company offers a suite of support services called SecureService™ which can be purchased separately by end users of the Company’s products, providing both onsite and remote assistance to diagnose and resolve technical problems. The service package also includes an Advanced Replacement Service (“ARS”), which will ship replacement parts or units depending on the product to the customer site within 48 hours. The related services revenue is generally recognized when the service is provided and the amount earned is not contingent upon any future event. The Company recognizes revenue from support or maintenance contracts, including extended warranty contracts ratably over the contract period and recognizes the costs associated with these contracts as incurred.

The Company records amounts invoiced to customers in excess of revenue recognized as deferred revenue until the revenue recognition criteria are met.

The Company has licensing agreements relating to RDX technology to a third party. The third party pays a royalty fee for sales of their products which incorporate our RDX® technology. They provide the Company with periodic reports which include the number of units, subject to royalty, sold to their end users. The Company records the royalty when reported to it by the third party, generally in the period during which the third party ships the products containing RDX® technology.

Warranty and Extended Warranty

The Company provides for the estimated cost of product warranties at the time that revenue is recognized. The Company evaluates its warranty obligations on a product group basis. The standard product warranty terms generally include post-sales support and repairs or replacement of a product at no additional charge for a specified period of time. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, it bases the estimated warranty obligation upon several factors including warranty terms, ongoing product failure rates, and current period product shipments. If actual product failure rates or other factors were to differ from our estimates, the Company would be required to make revisions to the estimated warranty liability. Warranty terms generally range from one to three years depending upon the product.

In addition to the standard warranty described above offered with all product sales, the Company also offers a separately priced extended warranty. Extended warranty revenue and amounts paid in are deferred and recognized as revenue ratably over the period of the service agreement. The Company had $1.7 million and $1.8 million in deferred revenues related to revenue for extended warranty contracts at December 31, 2013 and 2012, respectively.

Changes in the liability for standard product warranty were as follows (in thousands USD):

Product warranty
Liability as of December 31, 2011	$970
New warranty provision	623
Payments of warranty obligations	(644)

Liability as of December 31, 2012	$949

thereof short-term	$586

thereof long-term	$363

New warranty provision	515
Payments of warranty obligations	(499)

Liability as of December 31, 2013	$965

thereof short-term	$512

thereof long-term	$453

Shipping and Handling

Amounts billed to customers for shipping and handling are included in product revenue, and costs incurred related to shipping and handling are included in cost of product revenue.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses in the amount of $1.7 million and $1.4 million were incurred during the years ended December 31, 2013 and 2012, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments in money market funds with insignificant interest rate risk that are readily convertible to cash and have remaining maturities of three months or less at date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Accounts receivable include amounts owed by geographically dispersed distributors, retailers and OEM customers. The Company estimates the collectability of its accounts receivable based on a combination of factors, including but not limited to, customer credit ratings and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company provides allowances for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. Tandberg Data GmbH receivable balances are partially covered by credit insurance.

The following table summarizes the changes in allowance for doubtful accounts (in thousands USD):

For the year ended	Balance at beginning of year	Charged to Expense	Write-off, net of recoveries	Balance at end of year
2013	$433	$521	$(168)	$786
2012	$621	$(172)	$(16)	$433

Inventories

The Company values inventories at the lower of cost (weighted average costs and first-in, first-out (“FIFO”) or net realizable value. The weighted average method of valuing certain inventories does not materially differ from a FIFO method. The Company assesses the value of its inventories based upon numerous factors including, but not limited to, expected product or material demand, current market conditions, technological obsolescence, current cost and net realizable value. If necessary, the Company adjusts its inventory for obsolete or unmarketable inventory by an amount equal to the difference between the cost of the inventory and the estimated market value. Inventory impairment charges, when taken, permanently establish a new cost basis and are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Rather, these amounts are recognized in income only if, as and when the inventory is sold.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the term of the lease.

Estimated useful lives are as follows:
Building	40 years
Machinery and equipment	5 - 10 years
Leasehold improvements	Shorter of useful life or lease term
Computer equipment	1 - 5 years
Furniture and fixtures	5 - 15 years

Expenditures for normal maintenance and repair are charged to expense as incurred, and improvements are capitalized. Upon the sale or retirement of property, plant or equipment, the asset cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is included in the results of operations.

Goodwill and Trade Name

Goodwill derived from the acquisition of the RDX Business is not amortized, but is subject to an annual impairment test. The Goodwill is assigned to all reporting units (EMEA, USA, APAC and Japan) in which the RDX technology is marketed. The definition of the reporting units reflects the Company’s reporting structures that are distinguished between four geographical areas. Goodwill is reviewed for impairment at least annually or more frequently if a triggering event has occurred. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit, and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. The Company determined that there was no impairment for the years ended December 31, 2013 and 2012.

The trade name, Tandberg Data, was retained as the company name, reflecting a perceived value. The Company has no expectation of rebranding its products or changing the Company’s trade name and therefore expects to continue using the trade name for the foreseeable future. As such, the life of the trade name was deemed indefinite by management. Accordingly, the trade name is subject to annual impairment test described in the preceding paragraph. The Company recorded an impairment charge on the trade name during the year end December 31, 2012 (see Note 3) due to new competitive technologies and consolidation in the storage business industry that resulted in sustained pressure on the Company’s margin and revenue. Fair value was determined based on an estimated future discounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in its current business model.

Intangible Assets

Intangible assets that meet the recognition criteria and are separately allocable from goodwill are recognized upon acquisition of a business. The Company’s intangible assets mainly consist of acquired patents, license arrangements and trade names in business combinations. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives (software over five years, RDX technology assets over 10 years, and patents and licenses over 10 years).

Long-lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. In evaluating recoverability, the following factors, among others, are considered: (1) significant under-performance relative to the historical or projected future operating results; (2) significant changes in the manner of use of assets; (3) significant negative industry or economic trends; and (4) significant decrease in the market value of the assets. When such events or changes in circumstances are present, the Company generally assesses the recoverability of its long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Foreign Currency

The financial statements of foreign subsidiaries, for which the functional currency is the local currency, are translated into U.S. Dollar using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate during the year for revenue, expenses, gains and losses. Translation adjustments are recorded as other comprehensive income (loss) within equity. Gains or losses from foreign currency transactions are recognized in the statements of operations. Such transactions resulted in a loss of $264,000 for 2013 and a gain of $259,000 for 2012 and are recorded in other income (expense) in the consolidated statements of operations. The Company’s main exposure to functional currency is to the Japanese Yen and the Euro.

For the Company’s subsidiaries that do not maintain their records in the functional currency, the records are remeasured into the functional currency before translation into the group reporting currency. The remeasurement between the functional currency and the other currency for nonmonetary balance sheet accounts and for related statements of operations accounts is based on historical exchange rates.

RDX Obligation

The obligations relating to an acquired license agreement, whereby 31.5 % of all worldwide royalties collected by Tandberg after the acquisition for media products during an exclusivity period have to be paid the providing third party (the “RDX Obligation”).

Income Taxes

The Company provides for income taxes utilizing the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when a judgment is made that it is considered more likely than not that a tax benefit will not be realized. When the Company changes its determination as to the amount of deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to income tax expense/benefit in the period in which such determination is made.

The calculation of tax liabilities involves uncertainties in the application of complex global tax regulations. The impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Comprehensive income (loss)

Comprehensive income (loss) and its components encompasses all changes in equity other than those with stockholders, includes net loss and foreign currency translation adjustments, and are disclosed as a separate statement of comprehensive income.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable, which are generally not collateralized. To reduce credit risk, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and sales returns.

Sales are generally dispersed among a large number of customers, minimizing reliance on any particular customer or group of customers. No single customer represented 10% or more of total net revenue or accounts receivable during the year ended December 31, 2013 or 2012.

Contingencies

From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. The Company records accruals for loss contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the related loss can be reasonably estimated. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses.

Recently Issued Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 provides that an entity is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU No. 2013-11 is effective for reporting periods beginning after December 15, 2013. The adoption of this guidance affects presentation only and, therefore, it is not expected to have a material impact on the Company’s consolidated financial results.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated other Comprehensive Income. The provisions of ASU No. 2013-02 require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on the face of the financial statements or in the notes. This update is effective for reporting periods beginning after December 15, 2012. The Company adopted this guidance and there was not a material impact to the consolidated financial results.

NOTE 2 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following table summarizes inventories as of December 31 (in thousands USD):

	2013	2012
Raw materials	$2,443	$2,628
Finished goods	3,333	4,438

	$5,776	$7,066

The following table summarizes property, plant and equipment, net as of December 31 (in thousands USD):

	2013	2012
Building	$2,004	$1,872
Machinery and equipment	2,112	2,049
Leasehold improvement	910	910
Computer equipment	472	361
Furniture and fixtures	229	227
Accumulated depreciation	(2,625)	(1,901)

	$3,102	$3,518

Depreciation expense was $0.7 million for the years ended December 31, 2013 and 2012, respectively.

The following table summarizes other current assets as of December 31 (in thousands USD):

	2013	2012
Prepaid royalties	$171	$215
Prepaid expenses	296	285
VAT receivable	280	324
Other current receivables and assets	479	1,040

	$1,226	$1,864

The following table summarizes accrued liabilities as of December 31 (in thousands USD):

	2013	2012
Accrued expenses	$2,017	$2,217
Accrued payroll and employee compensation	1,699	1,551
Deferred revenue	959	692
RDX obligation	729	—
Warranty accruals	512	586
Other taxes	393	383
Income taxes payable	135	156
VAT payable	37	5

	$6,481	$5,580

The following table summarizes other long-term liabilities as of December 31 (in thousands USD):

	2013	2012
Deferred revenue	$706	$1,063
Warranty accruals	453	363
RDX obligation	220	1,956
Other non-current accruals	20	71
Other taxes	—	18

	$1,399	$3,471

NOTE 3 — INTANGIBLE ASSETS AND GOODWILL

The following table summarizes intangible assets, net as of December 31 (in thousands USD):

	Gross carrying amount		Accumulated amortization		Net book value
	2013	2012	2013	2012	2013	2012
Patents and licenses	$21,147	$21,147	$5,640	$3,525	$15,507	$17,622
Technology	2,264	2,264	1,056	830	1,208	1,434
Software and other intangible assets	1,158	1,122	941	784	217	338

Total intangible assets	$24,569	$24,533	$7,637	$5,139	$16,932	$19,394

Amortization expense of patents and licenses, technologies and software and other intangible assets was $2.4 million and $2.3 million for the years ended December 31, 2013 and 2012, respectively, and is recognized in cost of product revenue and cost of royalty fees. Estimated amortization expense for these intangible assets will be $2.4 million in each of the years 2014 to 2018 and $12.0 million for the total five year period.

The following table summarizes goodwill and trade name as of December 31, 2013 (in thousands USD):

	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Trade name	$2,281	$122	$2,159
Goodwill	61	—	61

Total indefinite lived intangibles and goodwill	$2,342	$122	$2,220

The following table summarizes goodwill and trade name as of December 31, 2012 (in thousands USD):

	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Trade Name	$2,281	$122	$2,159
Goodwill	61	—	61

Total indefinite lived intangibles and Goodwill	$2,342	$122	$2,220

NOTE 4 — DEBT

Debt consisted of the following (in thousands USD):

	Principal amounts	Maturity date 2013	December 31, 2013	December 31, 2012

Cyrus promissory notes
Issued 10/2009 (note 1)	$2,000	10/15/2014	$3,068	$2,786
Issued 03/2010 (note 2)	250	10/15/2014	377	365
Issued 03/2010 (note 3)	250	10/15/2014	377	342
Issued 04/2010 (note 4)	2,750	10/15/2014	3,947	3,584
Issued 12/2012 (note 5)	1,500	10/15/2014	1,660	1,508
Issued 02/2013 (note 6)	2,000	10/15/2014	2,169
Issued 04/2013 (note 7)	1,500	10/15/2014	1,596
Issued 06/2013 (note 8)	1,000	10/15/2014	1,054
Issued 07/2013 (note 9)	5,000	10/15/2014	5,191

	16,250		19,439	8,585
Cyrus reconfirmed bond	10,303	10/15/2014	15,135	13,745
Cyrus RDX loan	17,750	10/15/2014	22,914	20,809

Total debt to related parties	44,303		57,488	43,139

Credit facility	1,285	05/30/2014	1,290	1,285

Total	$45,588		$58,778	$44,424

Debt to Related Parties

Cyrus Promissory Notes

The promissory notes as presented in the table above consist of nine notes. In November 2012, the maturity date was extended to March 15, 2013, and in September 2013 extended again to October 15, 2014. The effective interest rate was 9.75% per annum. as of December 31, 2013 and 2012.

Cyrus Reconfirmed Bond

In February 2010, the Company issued a bond to Cyrus with an initial maturity date was December 31, 2012. In November 2012, the maturity date was extended to March 15, 2013, and in September 2013 extended again to October 15, 2014. The reconfirmed bond is secured by a pledge over all intellectual property rights and receivables and a pledge over all shares in subsidiaries. The effective interest rate was 9.75% p.a. as of December 31, 2013 and 2012.

Cyrus RDX Loan

In May 2011, the RDX loan was issued to fund the purchase of the RDX business. In November 2011, the initial due date was extended to December 31, 2011, and in November 2012 and September 2013 extended again to March 15, 2013 and October 15, 2014, respectively. The effective interest rate was 9.75% p.a. as of December 31, 2013 and 2012.

The Cyrus Promissory Notes, the Cyrus Reconfirmed Bond, and the Cyrus RDX Loan are pay-in-kind with an interest rate of 9.75% p.a., which in the event of a default increases to 14.75% p.a. The lender for all of these instruments is FBC Holdings S.à r.l. The carrying amount of the Company’s debt approximates its fair value as the interest rates are substantially comparable to the expected cost for similar debt instruments.

Credit facility

The credit facility is a revolving facility, which is renewed every six months. It has a maximum capacity of $1.25 million. The principal amounts drawn down as of each balance sheet date are shown in the table above. The lender is a financial institution. The interest is floating and is currently USD LIBOR + 2.9%. The credit facility is secured by a pledge in inventory, accounts receivable and cash deposits at Tandberg Data Norge AS. The overdraft as of December 31, 2013 was agreed by the lender and cleared in January 2014.

NOTE 5 — INCOME TAXES

The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company records interest and penalties on uncertain tax positions as a component of income tax expense.

At December 31, 2013 and 2012, there were no unrecognized tax benefits presented as a component of long-term liabilities in the accompanying consolidated balance sheet.

The Company believes it is reasonably possible that, within the next twelve months, the amount of unrecognized tax benefits may remain unchanged. The Company had no material accrual for interest and penalties on its consolidated balance sheet as of December 31, 2013 and 2012, and recognized no interest and/or penalties in the consolidated statement of operations for the years ended December 31, 2013 and 2012.

The Company is subject to taxation in Luxembourg and also in certain foreign tax jurisdictions. Generally, the Company’s tax returns for fiscal years 2009 and forward are subject to examination by the Luxembourg tax authorities. In foreign jurisdictions the Company is subject to examination for all years subsequent to 2009.

The components of loss before income taxes were as follows for the year ended December 31 (in thousands USD):

	2013	2012
Domestic	$(6,908)	$(3,261)
Foreign	(11,891)	(8,167)

	$(18,799)	$(11,428)

The components of the income tax expense (benefit) include the following for the year ended December 31 (in thousands USD):

	2013	2012
Domestic	$4	$(4)
Foreign	(328)	36

	$(324)	$32

A reconciliation of income taxes computed by applying the applicable income tax rate of 1.44% to income/loss before income taxes to the total income tax provision reported in the accompanying consolidated statements of operations is as follows for the years ended December 31 (in thousands USD):

	2013	2013	2012	2012
Earnings before tax	$(18,799)	—%	$(11,428)	—%
Expected tax [expense(–)/income(+)]	271	(1.44)	165	(1.44)
Change in valuation allowance	(2,807)	14.93	(3,119)	27.29
Permanent differences	(204)	1.09	(185)	1.62
Difference to local tax rate	3,320	(17.66)	2,299	(20.12)
Other	(256)	1.36	808	(7.07)

Income tax provision (benefit)/ effective tax rate	$(324)	(1.72)%	$32	0.28%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are shown below. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, carry back opportunities, and tax planning strategies in making the assessment. A partial valuation allowance for the excess of deferred tax assets over deferred tax liabilities in each individual jurisdiction has been recorded, as realization of such assets is uncertain. As of December 31, deferred income taxes are comprised of (in thousands USD):

	2013	2012
Deferred tax assets:
Loss carryforwards	$37,458	$33,938
Loan receivables	338	418
State tax benefit	131
Obligation (RDX)	14	36
Research and development (RDX)	65	56
Other	29	30

Gross deferred tax assets	$38,035	$34,478

Deferred tax liabilities:
Deferred revenue	$(171)	$(171)
Tangible assets	(186)	(217)
Intangible assets	(88)	(102)
Other accruals	(149)	(215)

Gross deferred tax liabilities	(594)	(705)

Valuation allowances	(37,580)	(34,158)

Net deferred tax assets (liabilities)	$(139)	$(385)

The components giving rise to the net deferred tax assets and liabilities described above as of December 31 are as follows (in thousands USD):

	2013	2012
Non-current deferred tax assets		$3
Current deferred tax liabilities	$(139)	(40)
Non-current deferred tax liabilities		(348)

Net deferred tax assets (liabilities)	$(139)	$(385)

The valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future. As of December 31, 2013 the Company had net operating loss carryforwards of $125.5 million. As of December 31, 2012, the Company had net operating loss carryforwards of $109.2 million. The loss carryforwards resulted from the foreign operations and expire between 2013 (with an amount of $0.2 million, unless previously utilized) and 2029. If certain substantial changes in the entity‘s ownership occur, there could be an annual limitation on the amount of the carryforwards that can be utilized.

NOTE 6 — EQUITY

Subscribed capital consists of the minimum capital of Tandberg Data S.à r.l. in the amount of $17,800 which was fully subscribed and fully paid in cash on August 14, 2009.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office, production and sales facilities under non-cancelable operating leases that expire in various years through year 2016. Future minimum lease payments under these arrangements as of December 31, 2013 are as follows (in thousands USD):

Minimum Lease Payments
2014	$1,021
2015	626
2016	209

Total future minimum payments	$1,856

Rental expense is recognized on a straight-line basis over the respective lease terms and was $1.2 million and $1.3 million for the years ended December 31, 2013 and 2012, respectively.

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending as of December 31, 2013 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

NOTE 8 — RELATED PARTIES

During the year ended December 31, 2013 and 2012 the Company’s significant related party transactions related to debt from FBC Holdings S.à r.l.

The following shows related party transactions relating to debt from FBC Holding S.à r.l. as of December 31 (in thousands USD):

	2013	2012
Debt to FBC Holdings S.à r.l.
Debt (including pay in kind interest of $8,336 and $4,470 as of the beginning of the annual periods ending December 31, 2013 and 2012, respectively)	$52,639	$39,273
Accrued interest expense (current period)	4,849	3,866

	$57,488	$43,139

NOTE 9 — DEFINED CONTRIBUTION PLAN

Tandberg Data Corp. has adopted an employee savings plan (the “401(k) Plan” – hereafter “plan”) covering all Tandberg Data Corp.’s employees. Pursuant to the 401 (k) Plan, eligible employees may make before-tax contributions of up to 75% of their annual compensation not to exceed certain limitations established by the Internal Revenue Service. This maximum percentage may be reduced by the plan administrator in certain circumstances. The Tandberg Data Corp. did not make any matching contributions during each of the years ended December 31, 2013 and 2012.

NOTE 10 — SUBSEQUENT EVENTS AND LIQUIDITY

On 1 November 2013 the Company entered into a definitive agreement with Overland Storage, Inc. to sell the shares of the Company. On January 21, 2014, the acquisition closed. The shareholders of the Company received 47,152,630 shares of common stock of Overland Storage, Inc., priced at $1.04.

As of and for the year ending December 31, 2013, the Company had a deficit working capital of $53,017, deficit equity of $31,962 and incurred a net loss of $18,475, these conditions raise a question about the entity’s ability to continue as a going concern for the next twelve months. The Company will require additional shareholder financial support during the next twelve months. Immediately prior to closing of the Overland acquisition, the debt to related party, including accrued interest with a December 31 balance of $58,778, was converted to equity and the credit facility was repaid. The accompanying financial statements do not include any adjustments from this recapitalization or if the Company is unable to continue as a going concern.

There were no other subsequent events or transactions that required recognition or disclosure in the Company’s evaluation period from the consolidated financial statement date through May 14, 2014 which is the date the Company had financial statements available for issuance.